April 14, 2016 VIA EDGAR Mr. Coy Garrison Attorney-Advisor Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

Re:	Cole Office & Industrial REIT (CCIT II), Inc.
Post-Effective Amendment No. 6 to Registration Statement on Form S-11
File No. 333-187470

Dear Mr. Garrison:

On behalf of Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”), please find transmitted herewith for filing Pre-Effective Amendment No. 1 (the “Amendment”) to Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-187470) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) provided during a telephone conversation on March 25, 2016. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Comment No. 1: In the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” section of the prospectus, include the maximum amount per share that a Class T stockholder should expect to pay for the distribution and stockholder servicing fee.

Response: The Company has revised the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” section of the Prospectus contained in the Amendment to disclose the maximum amount per share that a Class T stockholder should expect to pay for the distribution and stockholder servicing fee.

Comment No. 2: In the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” section of the prospectus, describe the types of liquidity events that would trigger the termination of the payment of the distribution and stockholder servicing fee.

Response: The Company has revised the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

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International Marketing Offices: Beijing • Taipei

Mr. Goy Garrison

Securities and Exchange Commission

April 14, 2016

classes?”, “Prospectus Summary – Compensation to Our Advisor and Its Affiliates,” “Management Compensation,” “Description of Shares – Common Stock – Class T Shares” and “Plan of Distribution – Compensation We Will Pay for the Sale of Our Shares” sections of the Prospectus contained in the Amendment to disclose the types of liquidity events that would trigger the termination of the payment of the distribution and stockholder servicing fee.

Comment No. 3: In the “Risk Factors – Risks Related to This Offering and Our Corporate Structure – Payment of fees and reimbursements to our dealer manager, and our advisor and its affiliates, reduces cash available for investment” section of the Prospectus, include a reference to the payment of the distribution and stockholder servicing fee.

Response: The Company has revised the “Risk Factors – Risks Related to Our Business – Payment of fees and reimbursements to our dealer manager, and our advisor and its affiliates, reduces cash available for investment” section of the Prospectus contained in the Amendment to include references to the payment of the distribution and stockholder servicing fee.

Comment No. 4: Confirm that the information in the Prior Performance Summary and Prior Performance Tables will be updated prior to effectiveness.

Response: The Company has updated the information contained in the “Prior Performance Summary” section of the Prospectus contained in the Amendment and the Prior Performance Tables attached as Appendix A to the Prospectus contained in the Amendment through December 31, 2015.

Comment No. 5: In the “Description of Shares – Valuation Policy” section of the prospectus, once the NAV has been determined, disclose the methodology, key assumptions and any limitations that were involved in the determination of the net asset value.

Response: The Company has revised the “Description of Shares – Valuation Policy” section of the Prospectus contained in the Amendment to disclose the methodology, key assumptions and limitations associated with the board of directors’ determination of the Company’s net asset value.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Simon J. Misselbrook
Lauren Goldberg, Esq.
Michael J. Komenda, Esq.

Cole Office & Industrial REIT (CCIT II), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

April 14, 2016

VIA EDGAR

Mr. Coy Garrison

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Office & Industrial REIT (CCIT II), Inc.

 Post-Effective Amendment No. 6 to Registration Statement on Form S-11

 File No. 333-187470

Dear Mr. Garrison:

Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”) acknowledges that, should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare Post-Effective Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-187470) (the “Registration Statement”) effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (602) 778-8700.

Sincerely,

Cole Office & Industrial REIT (CCIT II), Inc.

/s/ Simon J. Misselbrook

Simon J. Misselbrook

Chief Financial Officer and Treasurer

cc:	Lauren Goldberg, Esq.
Michael J. Komenda, Esq.
Seth K. Weiner, Esq.